MAG SILVER CORP. (An exploration stage company) Interim Financial Statements For the three month period ended September 30, 2007
Dated: May 15, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

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MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)
	Mar. 31, 2009	Dec. 31, 2008
ASSETS

CURRENT
Cash	$ 43,900,160	$ 52,262,561
Accounts receivable (Note 4)	3,307,338	2,339,204
Interest receivable	27,714	81,934
Marketable securities (Note 5)	8,245	4,116
Prepaid expenses	201,318	110,151
TOTAL CURRENT ASSETS	47,444,775	54,797,966
EQUIPMENT AND LEASEHOLDS (Note 6)	72,192	66,539
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 7)	8,215,779	8,166,747
MINERAL RIGHTS (Note 8)	6,328,842	6,879,060
DEFERRED EXPLORATION COSTS (Note 8)	30,736,547	25,237,198
TOTAL ASSETS	$ 92,798,135	$ 95,147,510

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 4,096,476	$ 1,503,417

SHAREHOLDERS' EQUITY

Share capital (Note 9)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Mar. 31, 2009 - 49,210,566
common shares (Mar. 31, 2008 - 48,545,566)	107,259,065	107,023,016
Contributed surplus	9,551,457	9,583,860
Accumulated other comprehensive loss	(1,012,013)	(1,027,690)
Deficit	(27,096,850)	(21,935,093)
TOTAL SHAREHOLDERS' EQUITY	88,701,659	93,644,093
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 92,798,135	$ 95,147,510

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

/s/ "Derek White"
Derek White, Director

/s/ "R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

	For the	For the
	three month	three month
	period ended	period ended
	March 31,	March 31,
	2009	2008

EXPENSES
Accounting and audit	$ 93,959	$ 44,675
Filing and transfer agent fees	105,453	126,357
Foreign exchange loss (gain)	109,069	(63,206)
General office expenses	347,064	170,770
Legal	625,473	71,100
Management and consulting fees	499,107	368,838
Mineral property costs written off (Note 8)	3,150,255	1,169,411
Shareholder relations	233,077	79,284
Stock compensation expense	49,846	1,446,300
Travel	87,179	34,777
	5,300,482	3,448,306
LOSS BEFORE THE FOLLOWING	(5,300,482)	(3,448,306)
INTEREST INCOME	138,725	659,169
NET LOSS FOR THE PERIOD	$ (5,161,757)	$ (2,789,137)

OTHER COMPREHENSIVE GAIN
CURRENCY TRANSLATION ADJUSTMENT	11,548	384,435
UNREALIZED GAIN ON MARKETABLE
SECURITIES	4,129	-
COMPREHENSIVE LOSS FOR THE PERIOD	$ (5,146,080)	$ (2,404,702)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.10)	$ (0.06)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	49,206,566	47,835,959

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
									Accumulated	accumulated
	Common shares		Common share						other	during the	Total		Total
	without par value		purchase warrants				Contributed		comprehensive	exploration	Deficit		shareholders'
	Shares	Amount	Number		Amount		Surplus		loss ("AOCL")	stage	and "AOCL"		equity
Balance, December 31, 2005	36,191,648	$20,812,185	-	-	$ -	-	$915,979	-	$ -	($4,046,379)	($4,046,379)	-	$17,681,785
Issued for cash	245,716	577,433	-		-		-		-	-	-		577,433
Issued to obtain mineral property
option rights	85,043	204,431	-		-		-		-	-	-		204,431
Warrants exercised	944,503	1,275,079	-		-		-		-	-	-		1,275,079
Stock options exercised	461,700	564,814	-		-		(197,944)		-	-	-		366,870
Stock options expense	-	-	-		-		2,341,159		-	-	-		2,341,159
Net loss	-	-	-		-		-		-	(3,866,567)	(3,866,567)		(3,866,567)
Balance, December 31, 2006	37,928,610	23,433,942	-		-		3,059,194		-	(7,912,946)	(7,912,946)		18,580,190
Issued for cash (Note 8 (a))	5,760,000	59,955,443	1,380,000		2,692,571		-		-	-	-		62,648,014
Warrants exercised	2,883,486	6,468,783	(243,000)		(474,127)		-		-	-	-		5,994,656
Stock options exercised	382,100	1,247,472	-		-		(436,110)		-	-	-		811,362
Stock options expense	-	-	-		-		5,256,566		-	-	-		5,256,566
Translation adjustment	-	-	-		-		-		(716,778)	-	(716,778)		(716,778)
Net loss	-	-	-		-		-		-	(8,149,258)	(8,149,258)		(8,149,258)
Balance, December 31, 2007	46,954,196	91,105,640	1,137,000		2,218,444		7,879,650		(716,778)	(16,062,204)	(16,778,982)		84,424,752
Issued for cash	-	11,936	-		-		-		-	-	-		11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)		(2,218,444)		-		-	-	-		11,370,000
Stock options exercised	1,064,370	2,316,996	-		-		(834,801)		-	-	-		1,482,195
Stock options expense	-	-	-		-		2,539,011		-	-	-		2,539,011
Translation adjustment	-	-	-		-		-		(304,458)	-	(304,458)		(304,458)
Unrealized loss on marketable
securities	-	-	-		-		-		(6,454)	-	(6,454)		(6,454)
Net loss	-	-	-		-		-		-	(5,872,889)	(5,872,889)		(5,872,889)
Balance, December 31, 2008	49,155,566	107,023,016	-		-		9,583,860		(1,027,690)	(21,935,093)	(22,962,783)		93,644,093
Stock options exercised	55,000	236,049	-		-		(82,249)		-	-	-		153,800
Stock options expense	-	-	-		-		49,846		-	-	-		49,846
Translation adjustment	-	-	-		-		-		11,548	-	11,548		11,548
Unrealized gain on marketable
securities	-	-	-		-		-		4,129	-	4,129		4,129
Net loss	-	-	-		-		-		-	(5,161,757)	(5,161,757)		(5,161,757)
Balance, March 31, 2009	49,210,566	$ 107,259,065	-		$ -		$ 9,551,457		$ (1,012,013)	$ (27,096,850)	$ (28,108,863)		$ 88,701,659

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	For the	For the
	three month	three month
	Period ended	Period ended
	March 31,	March 31,
	2009	2008
OPERATING ACTIVITIES
Net loss for the period	$ (5,161,757)	$ (2,789,137)
Items not involving cash:
Amortization	8,586	10,219
Mineral property costs written off (Note 7)	3,150,255	1,169,411
Non-cash stock compensation expense	49,846	1,446,300

Changes in operating assets and liabilities
Accounts receivable	(968,134)	(444,456)
Interest receivable	54,220	(12,006)
Prepaid expenses	(91,167)	7,215
Accounts payable and accrued liabilities	(406,941)	(15,154)
	(3,365,092)	(627,608)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(14,239)	(62,127)
Investment in Juanicipio JV	(37,484)	(474,952)
Mineral rights	(839,490)	(190,721)
Deferred exploration costs	(4,259,896)	(1,334,765)
	(5,151,109)	(2,062,565)

FINANCING ACTIVITIES
Issuance of common shares	153,800	12,355,191
	153,800	12,355,191
(DECREASE) INCREASE IN CASH	(8,362,401)	9,665,018
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	52,262,561	60,147,307
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 43,900,160	$ 69,812,325

CASH AND EQUIVALENTS WERE COMPRISED OF:
Cash	$ 43,900,160	$ 19,312,325
Short-term deposits	$ -	50,500,000
	$ 43,900,160	$ 69,812,325

Interest paid	$ -	$ -

Non-cash investing and financing activities:

Issue of shares in connection with acquisitions	$ -	$ -
Issue of shares in exchange for mineral property
option rights	$ -	$ 204,431

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

1.

CONTINUING OPERATIONS

MAG Silver Corp (“the Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company. If the going concern assumption was not appropriate, the financial statements would require revision and restatement on a liquidation basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, except as described in note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2009 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of consolidation

The unaudited interim consolidated financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2008 is Minera Los Lagartos, S.A. de C.V. (“Lagartos”) which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company’s 44% interest in the Juanicipio Joint Venture (Note 7) is recorded using the equity method.

3.

CHANGES IN ACCOUNTING POLICIES

(i)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

3.

CHANGES IN ACCOUNTING POLICIES (Continued)

(ii)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company has evaluated the requirements of this Section and concluded that the impact is not material to the first quarter financial statements .

(iii)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”)

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

(iv)

Mining Exploration Costs (“EIC-174”)

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

4.

ACCOUNTS RECEIVABLE

	Mar. 31, 2009	Dec. 31, 2008
Goods and services tax recoverable	$ 81,230	$ 44,633
Mexican value added tax ("IVA") recoverable	3,112,671	2,190,188
Other	113,437	104,383
	$ 3,307,338	$ 2,339,204

During the quarter ended March 31, 2009 the Company received $91,700 in IVA. Based on management’s discussions with the Mexican government the Company believes that the entire balance will be recovered by year end.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

5.

MARKETABLE SECURITIES

In 2008 the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. de C.V. (Note 6).

At March 31, 2009, the Company holds the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Losses ($)	Fair Value ($)

Fresnillo PLC	1,000	10,570	2,325	8,245

At December 31, 2008, the Company has the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Losses ($)	Fair Value ($)

Fresnillo PLC	1,000	10,570	6,454	4,116

During the year ended December 31, 2008 the Company recognized an unrealized loss of $6,454 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income. Management believes that the change in fair value of its marketable security is only temporary.

During the period ended March 31, 2009 the Company recognized an unrealized gain of $4,129 (2008 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income. Overall the Company still has an accumulated unrealized loss of $2,325.

6.

EQUIPMENT AND LEASEHOLDS

	March 31, 2009			2007
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$ 74,948	$ 36,163	$ 38,785	$ 12,603
Field equipment	67,201	40,315	26,886	9,513
Leasehold improvements	26,084	19,563	6,521	-
	$ 168,233	$ 96,041	$ 72,192	$ 22,116

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

6.

EQUIPMENT AND LEASEHOLDS (continued)

	December 31, 2008			2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$ 60,709	$ 33,018	$ 27,691	$ 14,377
Field equipment	67,201	38,135	29,066	13,205
Leasehold improvements	26,084	16,302	9,782	3,750
	$ 153,994	$ 87,455	$ 66,539	$ 31,332

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

 30%

Field equipment

 30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the two year term of the related lease.

7.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, Peñoles restructured and transferred its 56% interest of Minera Juanicipio into a new company called Compania Fresnillo S.A. de C.V., which then transferred its interest to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held as to 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (continued)

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company’s historical investment relating to its interest in the Juanicipio property and Minera Juanicipio are detailed as follows:

	Mar. 31, 2009	Dec. 31, 2008
Camp costs	$ 3,754	$ 14,024
Geological	20,466	78,452
Geophysical	2,835	8,163
Gov't fees and licenses	5,057	10,131
Travel	4,342	5,736
Site administration	1,030	1,667
Cash contributions to the Minera Juanicipio	-	2,404,671
	37,484	2,522,844
Balance, beginning of year	8,166,747	5,948,361
	$ 8,204,231	$ 8,471,205
Recoveries	-	-
Translation adjustment	11,548	(304,458)
Balance, end of year	$ 8,215,779	$ 8,166,747

Summary of the Audited Statements of Minera Juanicipio

At March 31, 2009 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 3.69 million pesos ($327,000), value added taxes recoverable and other receivables in the amount of 7.73 million pesos ($685,000) and mineral, surface rights and exploration expenditures in the amount of 191.05 million pesos ($16.94 million).  Payables to Peñoles and other vendors for exploration work amounted to 1.35 million pesos ($119,700) while shareholders equity was 201.09 million pesos ($17.80 million).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Period ended March 31, 2009
	(Batopilas)				Sierra de		Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez		Mayo		Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ 1,359,747	$ -	$ 1,373,416	$ -	$ 1,065,563	$ 6,879,060
Incurred during period	-	-	-	-	29,961	-	809,529	-	-	839,490
Less amounts written off	-	-	-	-	(1,389,708)	-	-	-	-	(1,389,708)
Balance, end of period	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ -	$ -	$ 2,182,945	$ -	$ 1,065,563	$ 6,328,842

Deferred exploration costs
Camp costs	$ 7,953	$ -	$ -	$ 33,611	$ 48,962	$ -	$ 72,687	$ -	$ 70,385	$ 233,598
Drilling	-	-	-	1,481,430	905,877	-	2,119,033	-	799,312	5,305,652
Geochemical	3,027	-	-	77,376	42,796	-	207,536	-	68,229	398,964
Geological	27,644	-	76	114,321	149,050	-	232,619	-	149,631	673,341
Geophysical	-	-	-	-	-	-	262,083	-	756	262,839
Gov't fees and licenses	5,515	29,663	51,729	41,420	25,895	-	82,960	-	43,279	280,461
Site administration	1,383	-	-	6,634	8,288	-	8,894	-	8,990	34,189
Travel	2,466	-	-	6,311	8,173	-	12,632	-	12,534	42,116
Transport and shipping	1,458	-	-	6,640	6,235	-	9,095	-	5,308	28,736
	49,446	29,663	51,805	1,767,743	1,195,276	-	3,007,539	-	1,158,424	7,259,896
Bal., beginning of year	4,797,597	1,462,929	1,204,960	5,330,430	565,271	-	10,773,036	-	1,102,975	25,237,198
Less amounts written off	-	-	-	-	(1,760,547)	-	-	-	-	(1,760,547)
Balance, end of period	$ 4,847,043	$ 1,492,592	$ 1,256,765	$ 7,098,173	$ -	$ -	$ 13,780,575	$ -	$ 2,261,399	$ 30,736,547

	Year ended December 31, 2008
	(Batopilas)				Sierra de		Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez		Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ -	$ 800,736	$ -	$ 610,448	$ 105,852	$ 510,495	$ 5,071,407
Incurred during year	-	-	-	36,458	559,011	-	762,968	12,983	555,068	1,926,488
Less amounts written off	-	-	-	-	-	-	-	(118,835)	-	(118,835)
Balance, end of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ 1,359,747	$ -	$ 1,373,416	$ -	$ 1,065,563	$ 6,879,060

Deferred exploration costs
Camp costs	$ 92,205	$ -	$ 22,855	$ 79,831	$ 19,892	$ -	$ 322,858	$ 13,429	$ 65,541	$ 616,611
Drilling	913,389	-	778,171	537,063	-	-	6,084,484	485,327	458,376	9,256,810
Geochemical	59,362	-	4,623	45,229	847	-	384,988	13,584	19,432	528,065
Geological	260,151	-	93,775	209,652	55,298	-	807,465	48,665	258,769	1,733,775
Geophysical	63,829	-	8,162	3,398	2,063	-	214,263	-	-	291,715
Gov't fees and licenses	9,774	12,529	162,886	204,838	37,440	-	77,380	27,424	101,617	633,888
Site administration	14,863	-	6,453	12,120	4,426	-	44,452	2,535	13,252	98,101
Travel	36,988	-	6,377	17,522	10,677	-	58,062	6,696	33,694	170,016
Transport and shipping	2,623	-	805	629	-	-	3,405	50	151	7,663
	1,453,184	12,529	1,084,107	1,110,282	130,643	-	7,997,357	597,710	950,832	13,336,644
Bal., beginning of year	3,344,413	1,450,400	120,853	4,220,148	434,628	-	2,775,679	504,474	152,143	13,002,738
Less amounts written off	-	-	-	-	-	-	-	(1,102,184)	-	(1,102,184)
Balance, end of year	$ 4,797,597	$ 1,462,929	$ 1,204,960	$ 5,330,430	$ 565,271	$ -	$ 10,773,036	$ -	$ 1,102,975	$ 25,237,198

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

(a)

      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To March 31, 2009, the Company has incurred $4,847,043 in exploration costs on the property.

(b)

Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To March 31, 2009, the Company has incurred $1,492,592 in exploration costs on the property.

(c)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

During the year ended December 31, 2008, the Company entered into an option agreement to acquire a 100% interest in certain mining concessions internal to the Lagartos SE property. The Company is obligated to make scheduled cash payments totalling US$500,000 (of which $ 36,458 (US$30,000) has been paid) to June 10, 2011.

To March 31, 2008, the Company has incurred $1,256,765 in exploration costs on the Lagartos NW property and $7,098,173 in exploration costs on the Lagartos SE property.

(d)

Sierra Ramirez Property

Under a 2003 agreement, as later amended in 2006, the Company has an option to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the amended terms, the Company issued Minera Rio Tinto S.A. de C.V. 20,000 common shares of the Company (valued at $55,000) and is to make scheduled cash payments totalling US$1,300,000 to December 14, 2010.  To March 31, 2009 the Company has paid US$375,000.  The final scheduled payment of US$650,000 may be settled by up to US$500,000 paid in the common shares of the Company.  The Company also paid a finder’s fee of 25,000 common shares ($25,746) of the Company in relation to this property.  To March 31, 2009, the Company has incurred $1,760,547 in exploration costs on the property.

During the year ended December 31, 2007, the Company entered into five separate option agreements to acquire 100% interests in certain mining concessions, all of which are internal to the Sierra Ramirez property. The Company is obligated to make scheduled cash payments totalling US$5,537,325 to December 31, 2013 (of which US$440,625 has been paid).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

Based on exploration results received after the quarter end on March 31, 2009, it was decided that the results to date do not support the capitalised value of this property.  Effective at March 31, 2009 the Company wrote down deferred acquisition and exploration costs of $3,150,255 relating to the Sierra Ramirez property.  The Company has not abandoned the property and further exploration work will be undertaken.

(e)

Cinco de Mayo Property

On February 26, 2004, the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 and incur exploration expenditures totalling US$1,000,000 by July 26, 2009.  To March 31, 2009 the Company has paid $661,721 (US$550,000) in cash, issued 165,670 common shares at a value of $266,630 and has completed $13,780,575 in exploration costs.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the period ended March 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $809,529.

(f)

Sello Property

On December 8, 2006, the Company entered into an agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period, of which $52,816 (US$50,000) was paid.  During 2008 the Company entered into an agreement to acquire a 100% interest in the El Oro claims located adjacent to Sello in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year, of which $66,019 (US$62,500) was paid.  Based on exploration results, it was decided in April 2008 that the Company would terminate these option agreements, and consequently, total deferred acquisition and exploration costs of $1,221,019 were written-off as of June 30, 2008.

(g)

Other Properties

During the years ending December 31, 2006 to December 31, 2008, the Company optioned other exploration properties in Mexico. To December 31, 2008, the Company has paid $1,065,563 in acquisition costs on these other properties.  The Company is obligated to make additional scheduled cash payments totalling US$2,180,000 to October 31, 2013 if it plans to maintain its acquisition rights under the referred option agreements.

The other properties consist of the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, and the Salemex claim options. During the period ended March 31, 2009, the Company completed approximately $1,158,424 in exploration costs including $784,876 in drilling and other exploration costs on the Salemex claims. Another $373,548 in exploration costs was spent on the remaining other properties.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

SHARE CAPITAL

(a)

Issued and outstanding

At March 31, 2009, there were 49,210,566 shares outstanding.

During the year period March 31, 2009, 55,000 stock options were exercised for cash proceeds of $153,800.

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.

During the year ended December 31, 2007, 2,883,486 share purchase warrants were exercised for proceeds of $5,994,656 and 382,100 stock options were exercised for cash proceeds of $811,362.

On November 27, 2007, the Company closed a brokered private placement for 3,000,000 common shares of the Company at a price of $15.50 per share for gross proceeds of $46,500,000. The Company paid a 5.0% commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $208,484.

On February 14, 2007, the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit was comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008. Of the gross proceeds, $15,999,799 was assigned to the common shares included in the units and $2,487,701 to the warrants. The Company paid a 6.0% cash commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $127,902.

On February 14, 2007, the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008 (and in some cases February 15, 2008).  Of the gross proceeds, $1,317,630 was assigned to the common shares included in the units and $204,870 to the warrants. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

SHARE CAPITAL (Continued)

 (b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. At the Annual General and Special Meeting of the Shareholders held on March 24, 2009 the Shareholders approved the Amended and Restated Stock Option Plan (the “Plan”) which fixed the maximum number of stock options that may be granted to 4,921,056. For more information on the current Plan go to www.sedar.com.

The following table summarizes options outstanding at March 31, 2009:

	Number	Weighted average	Weighted
	outstanding at	remaining	average
Exercise	Mar. 31,	contractual life	exercise
price	2009	(years)	price
$ 1.00	60,000	1.67	1.00
1.06	510,000	0.80	1.06
2.00	50,000	2.21	2.00
2.46	145,000	2.31	2.46
3.00	505,000	1.85	3.00
3.12	18,000	2.42	3.12
3.56	13,000	1.97	3.56
4.04	142,830	2.00	4.04
5.36	462,500	2.70	5.36
7.56	35,000	2.82	7.56
7.62	50,000	4.48	7.62
8.80	200,000	2.90	8.80
9.40	45,000	3.00	9.40
10.01	241,202	4.25	10.01
12.91	275,875	3.87	12.91
13.75	25,000	3.52	13.75
14.15	425,000	3.54	14.15
14.70	50,000	3.34	14.70
	3,253,407	2.58	$ 6.65

At March 31, 2009 a total of 3,240,907 of the outstanding share options were exercisable, having a weighted average remaining contractual life of 2.57 years and a weighted average exercise price of $6.62.

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following table summarizes the Company’s options:

	Period ended	Weighted	Period ended	Weighted	Year ended	Weighted
	Mar. 31,	average	Mar. 31,	average	Dec. 31,	average
	2009	exercise	2008	exercise	2005	exercise
		price		price		price
Balance outstanding,
beginning of year	3,312,407	$ 6.59	3,805,700	$ 4.44	1,030,000	$ 0.54
Activity during the period
Options granted	-	-	284,500	12.91	1,240,000	1.03
Options forfeited	(4,000)	12.91	-	-	-	-
Options exercised	(55,000)	2.80	(454,370)	2.14	(105,500)	0.22
Balance outstanding,
end of period	3,253,407	$ 6.65	3,635,830	$ 5.39	2,164,500	$ 0.84

During the period ended March 31, 2009, the Company granted nil stock options, (March 31, 2008 – 284,500). The Company has recorded $49,846 (March 31, 2008 - $1,446,300) of compensation expense relating to stock options vested to employees and consultants in the period ended March 31, 2009.

During the period ended March 31, 2009 there were no stock options granted.

For the period ended March 31, 2008, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 49%, an annual risk free interest rate of 3.37% and expected lives of three years.

10.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

As at March 31, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

11.

FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior period.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating. At period end there were no cash equivalents.

(iii)

Derivative financial instruments

As at March 31, 2009, the Company has no derivative financial instruments. MAG may in the future enter into derivative financial instruments in order to manage credit risk. Only derivative financial instruments with highly rated investment grade counterparties will be considered.

(iv)

Mexican value added tax

At period end the Company had a receivable of $3,112,671 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

The Company’s maximum exposure to credit risk on its Mexican operations at March 31, 2009 is as follows:

	Mar. 31, 2009	Dec. 31, 2008
Cash	$ 403,186	$ 414,359
Accounts Receivable	3,115,663	2,294,571
	$ 3,518,849	$ 2,708,930

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior period.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net earnings and other comprehensive earnings are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash and cash equivalents and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase our cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss on our books to the extent we hold funds in either currency. The Company is also exposed to inflation risk in Mexico.

The most significant foreign exchange impact on the Company’s net income is the translation of foreign currency based earnings into Canadian dollars in each reporting period. All of the Company’s foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

The sensitivity of the Company's net loss and other comprehensive loss for the period ended March 31, 2009 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net Loss	$ 645,299
Other comprehensive loss	755,515
Comprehensive loss	$ 1,400,814

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

 (d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. A continued decrease in interest rates as was seen at the end of 2008 would result in lower interest income in 2009.

12.

FAIR VALUE DISCLOSURES

The carrying values of cash and cash equivalents, marketable securities and accounts payable reported in the consolidated balance sheet approximate their respective fair values.

13.

SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

14.

RELATED PARTY TRANSACTIONS

The Company paid or accrued non-executive directors fees of $159,167 during the period ended March 31, 2009 (2008 - $20,500).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended March 31, 2009, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $92,895 (2008 - $24,432) and exploration costs totaling $1,005,590 (2008 - $413,832) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer. During the period ended March 31, 2009, the Company accrued or paid Platinum Group Metals Ltd. $34,419 under the office service agreement (2008 - $33,670).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended March 31, 2009, the Company accrued or paid Anthem $22,078 under the office lease agreement (2008 - $20,272).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

15.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2007, are as follows:

2009	44,155
2010	-
$ 44,155

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

SUBSEQUENT EVENTS

On April 20, 2009 the Company issued 328,525 stock options to directors, officers, and employees at an exercise price of $5.54 with an expiry date of April 20, 2014.

Subsequent to March 31, 2009 there have been 38,000 stock options exercised between prices of $1.06 and $4.04 for proceeds of $95,280.